CUSIP NO. 00000000                   13D
          --------




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          London Pacific Group Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        ORDINARY SHARES, par value $0.05
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                         (Title of Class of Securities)

                                   00-0000000
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                                  CUSIP Number

                                 Ronald W. Green
                          Minden House, 6 Minden Place
                           St Helier, Jersey, JE2 4WQ
                                 Channel Islands
                               011 44 1534 607700
--------------------------------------------------------------------------------
                       (Name, address and telephone number
           of person authorized to receive notices and communications)

                                   May 3, 2000
                          (Date of Event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                                               (Continued on following pages)

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1)       NAMES OF REPORTING PERSONS         The London Pacific Group 1990
                                            Employee Share Option Trust

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2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)
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3)       SEC USE ONLY

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4)       SOURCE OF FUNDS

         SC

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5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)

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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Jersey, Channel Islands

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NUMBER OF               7) SOLE VOTING POWER

                           2,137,935
SHARES                  ________________________________________________________


BENEFICIALLY


OWNED                   8) SHARED VOTING POWER

                           11,960,446
BY                      ________________________________________________________


EACH


REPORTING               9) SOLE DISPOSITIVE POWER

                          2,137,935
PERSON                  ________________________________________________________


WITH
                        10)SHARED DISPOSITIVE POWER

                          11,960,446

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11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,098,381 Ordinary Shares of 5 cents each
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12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          21.9%

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14)  TYPE OF REPORTING PERSON

     EP, OO

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


                                  INTRODUCTION
         The London Pacific Group 1990 Employee Share Option Trust, a Jersey, Channel Islands trust, hereby files this Statement on Schedule 13D (the "Statement") on its own behalf.


         Item 1.  Security and Issuer.
                  -------------------

         The class of equity securities to which this Statement relates is the class of Ordinary Shares, $0.05 par value (the "Ordinary Shares"), of London Pacific Group Limited, (the "Issuer"), a corporation incorporated under the laws of Jersey, Channel Islands, the principal executive offices of which are located at Minden House, 6 Minden Place, St. Helier, Jersey JE2 4WQ, Channel Islands.


         Item 2.  Identity and Background.
                  -----------------------

     This Statement is filed by the London Pacific Group 1990 Employee Share Option Trust, which is referred to herein as a "Reporting Person" or as the "Trust." The Trust is organized under the laws of Jersey, Channel Islands, and its principal office is located at Minden House, 6 Minden Place, St. Helier, Jersey JE2 4WQ, Channel Islands. The Trust's principal business is to purchase shares of the Issuer's outstanding Ordinary Shares on the open market, funded by loans from the Issuer or the Issuer's subsidiaries up to an annual maximum of 5 percent of the consolidated net assets of the Issuer and its subsidiaries. Options over the Ordinary Shares held by the Trust are then granted to the employees of the Issuer and its subsidiaries and the Issuer's directors.

The  Trustees  of the Trust are:-

Name                       Business Address      Occupation                     Citizenship
----                       ----------------      ----------                     -----------
Ronald W. Green            Minden House          Company Secretary              British
                           6 Minden Place        London Pacific Group Limited
                           St. Helier, Jersey
                           JE2 4WQ
                           Channel Islands

Clive A.C. Chaplin         PO Box 404            Lawyer                         British
                           Whiteley Chambers     Ogier & Le Mausurier
                           St. Helier, Jersey
                           Channel Islands

Victor A. Hebert           333 Bush Street       Attorney                       U.S.
                           San Francisco         Heller Ehrman White
                           CA 94104-2878         & McAuliffe

Richard J. Pirouet         La Colline            Accountant                     British
                           Le Mont Cambrai
                           St. Lawrence
                             Jersey, Channel Islands


         During the last five years, neither the Trust nor any Trustee of the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Trust or any Trustee thereof been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trust or such Trustee was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         Item 3.           Source and Amount of Funds or Other Consideration.
                           -------------------------------------------------

     On May 3, 2000, the Issuer filed its first quarterly report on Form 10-Q with the Securities and Exchange Commission (the "SEC"), because as of March 31, 2000, the Issuer no longer met the definition of the term Foreign Private Issuer provided by Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus became subject to quarterly reporting requirements under Section 13 of the Exchange Act. As of May 3, 2000, the Trust owned 14,098,381 shares of the Issuer's Ordinary Shares. The Trust has purchased such Ordinary Shares on the open market, using an unsecured and interest free loan from the Issuer, which is currently for approximately $51,327,000. The Trust has waived its entitlement to dividends on any Ordinary Shares it holds. Substantially all of such Ordinary Shares were subject to options granted on various dates by the Trust to various employees and Directors of the Issuer and its subsidiaries, based on recommendations by the Compensation Committee of the Issuer's Board of Directors.

         Item 4.  Purpose Of Transaction.
                  ----------------------

     The Trust has acquired and currently holds the Ordinary Shares for the purpose of creating a pool of the Issuer's Ordinary Shares, over which it can then grant options to various employees of the Issuer and the Issuer's subsidiaries, based on recommendations by the Compensation Committee of the Board of Directors of the Issuer. As of May 3, 2000, The Trust has issued options to acquire 14,500,821 of Ordinary Shares, with expiration dates from October 11, 2000 to March 13, 2007 and exercise prices from $2.16 to $25.75. Of these, options to acquire 9,224,000 Ordinary Shares are held by directors and officers of the Issuer. Depending on market and other conditions, the Trust may continue to hold the Ordinary Shares, acquire additional Ordinary Shares of Common Stock, or dispose of all or a portion of the Ordinary Shares it now owns or may hereafter acquire. Except as set forth herein, The Trust has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


         Item 5. Interest in Securities of the Issuer.
                 -------------------------------------

     (a) and (b) The aggregate number and percentage of Ordinary Shares of the Issuer (based upon the representation of the Issuer in its quarterly report on Form 10-Q for the quarter ended March 31, 2000 that it had 64,433,313 Ordinary Shares outstanding as of that date) beneficially owned by the Trust, as well as the number of Ordinary Shares as to which the Trust is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, and the right to acquire is set forth in the table below, in the Issuer's Form 20-F Annual Report and in various London Stock Exchange announcements, which have been previously filed with the SEC on Form 6-K.

========================== ==================== ================ =========================== =======================
Reporting Person              No. of Shares       Percentage     Power to Vote               Power to Dispose
                              Beneficially         of Class      Shared       Sole           Shared       Sole
                                  Owned
-------------------------- -------------------- ---------------- ------------ -------------- ------------ ----------

The London Pacific Group   14,098,381           21.9%            11,960,446    2,137,935     11,960,446   2,137,935
1990 Employee Share
Option Trust

     The Trustees of the Trust have the absolute discretion to vote the Ordinary Shares of the Issuer held by the Trust as they see fit. There are currently four Trustees of the Trust, two are Directors or Officers of the Issuer and two are independant Trustees. Decisions of the Trust, including exercising voting rights in the Issuer's Ordinary Shares and the appointment of additional Trustees (the maximum number allowed being five), must be made by a majority of the Trustees. Their is no power to remove Trustees, other than should they be found to be of unsound mind or bankrupt, or by exercise of the inherent power of the Jersey Court.

     The Trust shares the power to vote or dispose of the Issuer's Ordinary Shares with employees who hold options on such shares that are exercisable within 60 days, as specified by Rule 13d-3(d)(1)(i)(A) under the Exchange Act. Mr. Arthur I. Trueger, the Executive Chairman of the Issuer, holds immediately exercisable options on 7,000,000 of the Ordinary Shares held by the Trust. Mr. Trueger's business address is 650 California, Suite 2800, San Francisco, CA 94108. Mr. Trueger's principal occupation is as the Executive Chairman of the Issuer, London Pacific Group Limited, which is located at the address stated above in Item 1. The Issuer is a financial services company which conducts business in the areas of life insurance and annuities, venture capital management, fund management and financial advisory services.

     During the last five years the Mr. Trueger has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) During the past 60 days, 25 option holders exercised options over a total of 521,550 shares at a weighted average exercise price of $3.43 per share.The Trust also purchased 65,000 shares on the open market at an average price of $12.75 during the past 60 days.

     (d) To the Trust's best knowledge, no persons other than the Trust have the right to receive or the power to direct proceeds from the sale of the Ordinary Shares of the Issuer that the Trust holds. To the Trust's best knowledge, no persons, including the Trust, have the right to receive or the power to direct the receipt of dividends from such securities, because the Trust has waived its right to such dividends.

     (e) Not applicable.

         Item 6.  Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
Respect to Securities of the Issuer.
-----------------------------------

     (a) Employee Stock Option Trust.
         ----------------------------
     As described above in Item 3, a subsidiary of the Issuer and its subsidiaries have loaned approximately $51,327,000 to the Trust to finance the Trust's purchases of the Issuer's Ordinary Shares, subject to a limit of 5 percent of the consolidated net assets of the Issuer and its subsidiaries during any particular year. The loan is unsecured and is interest free. A copy of the actual loan agreement is attached as Exhibit 7(1).

     As described above in Items 3,4 and 5, the Trust has granted options to purchase 14,500,821 of the Issuer's Ordinary Shares to various employees of the Issuer and the Issuer's subsidiaries, including options to purchase 7,000,000 Ordinary Shares to Mr. Arthur Trueger, the Issuer's Executive Chairman, and options to purchase 2,224,000 Ordinary Shares to the other officers and directors of the Issuer. These grants were based upon the recommendations of the Compensation Committee of the Issuer's board of directors. A form of option agreement between the Issuer's employee and the Trust is attached as Exhibit 7(2).

         The description of the options contained in this Statement on Schedule 13D is qualified in its entirety by the complete text of the option agreement, a copy of which is attached hereto as Exhibit 7(2).

         Item 7.  Material to be Filed as Exhibits.
                  --------------------------------

Exhibit 7(1)    Loan Agreement between the Issuer and the Trust
Exhibit 7(2)    Option Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2000

                                                            /s/ Ronald W. Green
                                                            -------------
                                                            Ronald W. Green
                                                            Trustee

                                List of Exhibits

Exhibit No.                     Description
-----------                     -----------
7(1)                            Loan Agreement between the Issuer and the Trust
7(2)                            Agreement with Respect to Options